PRESS RELEASE

BANRO ANNOUNCES Q4 AND FULL YEAR 2015 PRODUCTION RESULTS AND
DECLARES COMMERCIAL PRODUCTION AT NAMOYA

Toronto, Canada – January 11, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces operating results for the fourth quarter of 2015 and declares commercial production at Namoya.

HIGHLIGHTS

•	Twangiza produced 30,440 ounces of gold in the fourth quarter of 2015, for annual production of 135,532 ounces of gold, an increase of 38% over 2014 production of 98,184 ounces
•	Throughput at the Twangiza process plant achieved 101% of the 1.7 million tonnes per annum (“Mtpa”) design capacity.
•	Namoya declares commercial production effective January 1, 2016.
•	Twangiza and Namoya produced a combined 46,341 ounces of gold during the fourth quarter of 2015, for 2015 annual gold production of 183,369 ounces, well within consolidated production guidance.

“The fourth quarter of 2015 was a critical time for Namoya, with the major goal being the commissioning of the new mining fleet. We are very pleased to announce that this was achieved in early December, which in turn has enabled the Company to declare commercial production at Namoya, effective January 1, 2016,” said Banro President and CEO John Clarke.

“Meanwhile, Twangiza continued to perform well through the fourth quarter, with strong gold production results consistent with those of the first three quarters of the year. The outstanding and stable production profile achieved in 2015 provides the Company with a stable foundation for continuing improvements in operations. In particular, we look forward to Namoya making a growing contribution to the Company’s results and to the benefits of having two fully operational plants in our Twangiza – Namoya gold belt.”

Twangiza Update

Twangiza’s efforts in 2015 were focused on increasing throughput and gold production at the processing plant. This was achieved through the successful blending of non-oxide material at increasing levels with oxide material. This initiative was accompanied by test trials, to evaluate potential expansion opportunities at the process plant. In 2016, efforts will shift to exploring opportunities to enhance production by building on the existing plant infrastructure, in particular expanding the crushing capacity as contemplated in the use of proceeds from the financing transactions as announced in Banro’s December 31, 2015 press release.

Twangiza experienced above average rainfall conditions in the fourth quarter of 2015, exacerbated by the El Nino effect. This created higher levels of operational downtime in the mining operations, impacting mining productivity and ore face availability. Despite this, the Twangiza process plant operated as planned, achieving a full year of throughput that was above the design capacity level of 1.714 Mtpa, and representing an increase of 26% over fiscal 2014 (1.358 Mtpa).

Twangiza poured 30,440 ounces of gold in the fourth quarter, bringing 2015 annual production to 135,532 ounces of gold. This exceeds both the original and updated full-year production guidance for Twangiza for 2015.

Preliminary 2015 fourth quarter and full year production results for the Twangiza mine, in comparison to the same periods of 2014 and the previous quarter in 2015, are as follows:

Operating Metrics	Units	Q4 2015	Q4 2014	% Change	Q3 2015	% Change	2015	2014	% Change
Total material mined	Tonnes	831,135	969,062	(14%)	707,861	17%	3,284,874	3,595,645	(9%)
Total ore mined	Tonnes	427,331	556,856	(23%)	453,960	(6%)	2,061,730	1,927,744	7%
Total ore milled	Tonnes	415,509	370,882	12%	441,579	(6%)	1,714,593	1,358,726	26%
Head grade	g/t Au	2.82	3.01	(6%)	3.07	(8%)	3.03	2.70	12%
Recovery	%	81.00	81.40	-	79.84	1%	80.90	83.00	(3%)
Strip ratio	t:t	0.94	0.74	27%	0.56	68%	0.59	0.84	(30%)
Gold production	Ounces	30,440	29,445	3%	34,824	(13%)	135,532	98,184	38%

Namoya Update

Continuing progress at Namoya over the fourth quarter, in particular the sustained production achieved during December when the full fleet was operational, led to the Company declaring commercial production, effective January 1, 2016.

Namoya also experienced significantly above average rainfall conditions in the fourth quarter of 2015 due to the arrival of El Nino. Mining activities progressively improved through the quarter as the new fleet made incremental contributions. The CAT 777 mining fleet, which was fully commissioned in early December, moved over 700,000 tonnes of material for the month, as compared with an average of approximately 369,000 tonnes for the first 11 months of 2015. The commissioning of the larger fleet represented the final step toward Namoya being able to operate in a manner consistent with management expectations. With continued increases in mining activity, it is expected that monthly stacking levels will quickly advance to design capacity levels.

Operating Metrics	Units	Q4 2015	Q3 2015	Q4 2014
Total material mined	Tonnes	1,772,346	1,544,808	645,821
Total ore mined	Tonnes	390,532	356,651	309,289
Head grade	g/t Au	2.35	1.67	2.42
Strip ratio	t:t	3.54	3.33	1.09

Ore stacked for the fourth quarter of 2015 decreased from the third quarter to 383,913 tonnes. However, the quarterly total included 151,371 tonnes stacked in December, a significant improvement over November, when operations were severely impacted by poor rain conditions. The average grade of the material stacked in the quarter was 2.35 g/t Au, a marked increase from the third quarter, which relied on the processing of supplemental ore from low grade stockpiles due to the delay in receiving the mobile fleet. While stacking levels decreased from the third quarter of 2015, an increase in ore grade led to an overall increase of over 20% in gold content stacked quarter over quarter. With over 40% of this gold stacked in December, Namoya’s gold production in the first quarter of 2016 is expected to realize the benefit of this higher-grade material. Total gold production at Namoya for the fourth quarter was 15,941 ounces.

Preliminary 2015 fourth quarter production results for the Namoya mine, compared to the previous quarter in 2015 and the same quarter of 2014, are as follows:

Operating Metrics	Units	Q4 2015	Q3 2015	Q4 2014
Total ore mined	Tonnes	390,532	356,651	309,289
Total ore stacked	Tonnes	383,913	446,653	217,827
Head grade	g/t Au	2.35	1.67	2.42
Gold content stacked	Ounces	29,010	23,984	16,950
Gold production	Ounces	15,901	12,157	8,791

With Namoya declaring commercial production effective January 1, 2016, operating metrics for the mine will be reported beginning with the first quarter of 2016.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (“DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward- looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221 Ext. 3213
+1-800-714-7938 Ext. 3213
info@banro.com